

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

Via E-mail
Thomas Bold
President and Chief Executive Officer
RenovaCare, Inc.
430 Park Avenue, Suite 702
New York, NY 10022

>   **Re: RenovaCare, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 5, 2014**
>   **File No. 333-198600**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 28, 2014**
>   **File No. 0-30156**

Dear Mr. Bold:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note that the shares being offered will be sold at market prices. However, we note your disclosure at page 20 that management may decide not to remain quoted on the OTCQB. Please tell us whether you intend to file a post-effective amendment to your registration statement if your shares of common stock do not remain quoted on the

OTCQB. Please also provide your analysis as to whether you would be required to disclose an offering price or price range in any such post-effective amendment.

Prospectus Cover Page

2.   We note your statement that the "Selling Stockholders and any underwriter, broker-dealer or agent that participates in the sale of the shares or interests therein may be deemed 'underwriters' within the meaning of Section 2(11) of the Securities Act." Please revise this statement to reference Section 2(a)(11).

Prospectus Summary, page 5

Our Company, page 5

3.   We note your disclosure regarding your acquisition of United States and foreign patents and patent applications associated with your "Cell Deposition Device." Please disclose the duration of such patents, or tell us why you do not believe that such information is material. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Description of Business, page 5

4.   Please provide support for the statement that the Cell Deposition Device "has been shown in early human clinical use…to naturally regenerate and heal skin for burn victims…."

5.   We note your reference to the acquisition of the Cell Deposition Device on July 12, 2013. Please revise to state here that this was effected through an asset purchase agreement with Dr. Jörg Gerlach, one of the selling stockholders.

6.   We note your statement that "the mesh grafting approach is in many cases limited." If you retain such statement, please revise this statement to state, if true, that this is your belief.

Risk Factors, page 9

7.   Please revise the risk factor "We may require additional financing…" on page 9 to clarify that you will not receive proceeds from this offering. In addition, you state in this risk factor that cash on hand should be sufficient to enable you to continue operations into your fiscal quarter ending March 31, 2015. Please reconcile this statement with your disclosure on page 27 that you have sufficient working capital to pay your administrative and general operating expenses through December 31, 2014. Please also reconcile this statement with the disclosure on page F-5 that management believes that the Company's cash and cash equivalent balances, anticipated cash flows from operations and other external sources of capital will be sufficient to meet the Company's cash requirements through December 31, 2014.

8.   Similarly, please reconcile the caption "We may require additional financing…" with the disclosure on page F-5 that the future of the company after December 2014 will depend in large part on its ability to successfully raise capital from external sources to fund operations.

We have entered into a registration rights agreement…, page 21

9.   We note your risk factor disclosure regarding your obligation to issue additional shares of your common stock to Kalen Capital Corporation if you fail to timely file the registration statement. Please revise to clarify whether you timely filed the registration statement, and if not, how many additional shares you are required to issue.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

10.   Please revise to describe what is meant by "securities related activity" at page 26. Please also reconcile this with your statement at page 27 that there were no cash flows from financing activities in the six months ended June 30, 2014 and 2013.

11.   With respect to the asset purchase agreement with Dr. Jörg Gerlach filed as Exhibit 10.1 to the amended current report on Form 8-K filed on December 27, 2013, we note that you disclosed in such exhibit your obligation to pay additional cash consideration upon the achievement of certain milestones, and your obligation to spend certain minimum development amounts. Please also disclose such obligations in this section of your prospectus, if material.

Description of Our Business and Property, page 28

12.   We note your disclosure that the Cell Deposition Device technology is at the early stages of development. We also note your disclosure in the section "Our Technology" on page 31 regarding results of use of the Cell Deposition Device. Please revise to clarify your basis for such disclosure.

Directors, Executive Officers and Control Persons, page 35

13.   Please provide the information required by Item 401(e)(1) of Regulation S-K with respect to the business experience of your officers and directors during the past five years, including the following:

*   describe the "senior level positions" Ms. Trisler has held, and the name and principal business of any corporation or other organization in which such employment was carried on; and

- describe Mr. Kirkland's business experience since July 2010.

Transactions with Related Persons, page 43

14. Please provide the disclosure required by Item 404 of Regulation S-K with respect to your transactions with StemCell System GmbH. We note your related disclosure on page F-10.

Item 15

15. Please provide the disclosure required by Item 15 (Recent Sales of Unregistered Securities) of Form S-1.

Exhibit 5.1

16. Please file a revised legality opinion that does not include the assumption regarding the "due authority of the parties signing such documents" in the paragraph beginning "For purposes of rendering this opinion…." For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, at *http://www.sec.gov/interps/legal/cfslb19.htm*.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

17. Please revise the accounting and disclosure in your periodic filings as necessary to conform to all material revisions made to any corresponding information in your registration statement in response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal Mukerjee at (202) 551-3340 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Elishama Rudolph
        Sierchio & Company, LLP